Exhibit 6.10

Business Address:
17 Spefsippou Street,
106 75 Athens, Greece
OCEANAUT CAPITAL M.IKE	+30 210 7248606 Telephone

CONSULTANCY AGREEMENT

This letter agreement (“Agreement”) entered on February 9, 2023, confirms the agreement between Promicell, Inc. of the State of Delaware of the United States of America (collectively with its affiliates, the “Company”) and Oceanaut Capital M.IKE (“Oceanaut”) of the Hellenic Republic as follows:

The Company has entered into an Exclusive License Agreement and Sponsored Research Agreement with Fred Hutchinson Cancer Center (“FH”) dated January 19, 2023, and January 20, 2023 respectively (“Agreements”). To provide the financing for the undertakings contemplated in the Agreements the Company is planning to conduct a private placement of $4.0 million in the form of Series A preferred shares (“Initial Private Placement”).

1.	The Company hereby engages Oceanaut and its sole member Anthony Argyropoulos, who shall act as Chief Financial Officer of the Company, to provide ongoing general financial consulting services to the Company and its board of directors as well as the evaluation and implementation of any Transaction (as hereinafter defined). In that connection, to the extent requested by the Company and appropriate under the circumstances, Oceanaut hereby agrees to perform services including the following:

a.	Act as consultant to the Company in connection with the duties of the Chief Financial Officer and the assistance of the Chief Executive Officer in the performance of his duties;

b.	Review and analysis of the business, current ownership and capital structure and securities outstanding as well as future capital raising requirements and prospects of the Company;

c.	Preparation of detailed financial models and projections based on current Company information;

d.	Analysis of public peer group company characteristics and valuation matrices;

e.	Assist the Company in the preparation of financial reporting and general communication materials for the Company’s shareholders;

f.	Review, analyze and opine on potential capital raising alternatives and terms or other implications related to these proposals, and the terms of the specific securities to be issued;

g.	Review and consideration of potential advantages and disadvantages or other implications related to a particular Transaction;

h.	Meet with the Company’s management and/or Board of Directors to discuss strategic and financial matters including any Transaction and its financial implications;

i.	Review presentations and valuation materials provided by candidate placement agents, investors;

j.	Assistance and coordination with auditors, legal counsel and securities firms in the preparation of offering memoranda or registration statements when applicable with the Securities and Exchange Commission or other Transaction documents and agreements;

Oceanaut Capital M.IKE | VAT No: 800722582 | E-mail: anthony@oceanautcapital.eu

OCEANAUT CAPITAL M.IKE

k.	Prepare marketing materials concerning the Company and the Transaction including those for distribution and presentation to prospective investors and assist management with roadshow rehearsals and investor questionnaires;

I.	Advice during the negotiation with counterparties including book running managers on final Transaction terms; and

m.	Development and implementation of a financial and investor relations strategy to position the company with equity research analysts and public shareholders;

For purposes hereof, “Transaction” shall mean (a) any transaction or series of related transactions (the “M&A Transaction”) whereby, directly or indirectly (i) control of, or an interest in a company or a company’s business, subsidiary or assets are acquired by or transferred to the Company for consideration, (ii) or an interest in the Company or a Company’s business, subsidiary or assets are sold to another company for consideration. In either an acquisition (i) or sale (ii) including, without limitation, an exchange of stock, or a merger, consolidation, spin-off, reorganization, tender offer, securities repurchase, leveraged buyout or other corporate transaction or business combination but excluding the acquisition and sale of vessels for cash pursuant to standard memoranda of agreement or contracts for the construction of vessels and (b) any transaction or series of related transactions (the “Financing Transaction”) shall mean any financing involving the issuance under a private placement or public offering of any form of debt and/or equity and/or convertible securities, including derivatives thereof, of the Company its subsidiaries and affiliates.

In consideration of Oceanauts’ services pursuant to this Agreement, the Company will pay Oceanaut the following compensation:

a.	An annual retainer of 100,000 USD for the first twelve months and 200,000 USD thereafter (the “Retainer”), payable quarterly in advance commencing with the first calendar quarter following the closing of the Initial Private Placement.

b.	Except for the Initial Private Placement, If the Company consummates any Transaction at the time of each closing related to the Transaction a fee payable in cash of 1.00% (100.0 basis points) of the Transaction Value (the “Transaction Fee”) defined as the amount of the consideration paid or received by the Company and/or its stockholders plus the amount of any debt or preferred stock assumed, acquired, redeemed or repaid (directly or indirectly) in connection with the Transaction related to an M&A Transaction and the gross proceeds received by the Company and/or its stockholders related to a Financing Transaction.

The Company will promptly reimburse Oceanaut periodically for certain out-of-pocket expenses reasonably incurred by Oceanaut in connection with Oceanauts’ rendering its services under this Agreement. It is understood that these expenses will mainly relate to travel and lodging when performed at the request of the Company.

2.	The Agreement among Oceanaut and the Company hereunder may be terminated at any time by either Oceanaut or the Company upon written notice thereof to the other party without liability or continuing obligation on the part of the Company or Oceanaut; provided, however, that i) if terminated by the Company for any reason other than a) for cause attributable to Oceanaut and b) for the Company having ceased to operate the Company shall pay Oceanaut a termination fee of $400,000 USD and ii) Oceanaut, will continue to be entitled to the full amount of any Transaction Fee payable pursuant to section 1 above in the event that the closing related to any Transaction occurs before the expiration of the twelve-month anniversary of the Agreement’s termination; provided that the Agreement was not terminated by Oceanaut or by the Company for cause attributable to Oceanaut; and provided, further, that the Indemnification Provisions of section 9 hereto, shall survive any termination of Oceanauts’ Agreement hereunder.

Oceanaut Capital M.IKE | VAT No: 800722582 | E-mail: anthony@oceanautcapital.eu

OCEANAUT CAPITAL M.IKE

3.	To the extent consistent with legal requirements, all information given to Oceanaut by the Company will, unless otherwise available, be held by Oceanaut in confidence and, without the Company’s prior approval, will not be disclosed to anyone other than Oceanauts’ employees, consultants and agents or used for any purposes other than those contemplated by this Agreement. Oceanaut will take all appropriate steps to safeguard any confidential information and to protect it against disclosure, misuse, espionage, loss and theft. Oceanaut shall be held fully liable for any and all damages and/or losses which the Company might suffer from any breach of this confidentiality obligation by any of Oceanauts’ employees, consultants and agents. Notwithstanding the above and upon 3 days prior written notice to the Company, Oceanaut will be entitled to disclose confidential information to a third party only to the extent that this is required, by any court of competent jurisdiction, or by a governmental or regulatory authority or where there is a legal right, duty or requirement to disclose. All advice (written or oral) given by Oceanaut in connection with its engagement is intended solely for the benefit and use of the shareholders of the Company, and no such advice shall be used for any other purpose or be reproduced, disseminated, quoted from or referred to at any time, in any manner or for any purpose, nor shall any public references to Oceanaut be made by the Company without the prior written consent of Oceanaut.

4.	The Company recognizes and confirms that, in providing our services pursuant to this Agreement, Oceanaut will rely upon and assume the accuracy and completeness of all financial and other information furnished by or discussed with the Company, or available from public sources, and Oceanaut does not assume responsibility for the accuracy or completeness of any such information. It is understood and agreed that (i) Oceanaut will have no obligation to verify such information or to conduct any independent evaluation or appraisal of the assets or liabilities of the companies that will be analyzed and (ii) Oceanaut will assume that any financial projections or forecasts that may be furnished by or discussed by the Company have been reasonably prepared and reflect the best then currently available estimates and judgments of those that prepared them. Oceanauts’ role does not include the performance of any due diligence review of any information provided by the Company.

5.	This Agreement and all controversies arising hereunder or relating hereto will be governed by, and construed and enforced in accordance with the laws and jurisdiction of the Hellenic Republic.

6.	Oceanaut will be held liable for any direct or indirect loss, damage, cost or expenses (including any consequential damages) as a result of any degree of negligence or willful misconduct of Oceanaut, its partners and/or staff or third parties employed by it in carrying out the services as described herein. Upon termination of this Agreement, such liability shall be extended for a one year period following the Termination Date.

7.	This Agreement may not be assigned by Oceanaut any purported assignment in violation hereof shall be null and void.

8.	Every notice, request, demand or other communication under this Agreement shall: (a) be in writing delivered personally or by courier or by fax or by email or shall be served through a process server; (b) be deemed to have been received, subject as otherwise provided in this Agreement in the case of fax upon receipt of a successful transmission report (or —if sent after business hours— the following business day) and in the case of a letter when delivered personally or through courier or served at the address below; and (c) be sent: (i) If to Oceanaut, Address: 17 Spefsippou Street, Athens 10675 Greece, telephone +30 (210) 724 8606, facsimile +30 (210) 721 5527, email anthony@oceanautcapital.eu,, attn.: Anthony Argyropoulos, Manager and (ii) If to the Company, Address: 3350 Virginia Street, 2nd Floor, Coconut Grove, FL 33133, telephone + 1(917) 301 9782, email militiadis@promicell.com, attn.: Miltos Sougioultzoglou M.D., Chief Executive Officer or to such other person, address, facsimile or email, as is notified by the relevant party to the other party to this Agreement and such notification shall not become effective until notice of such change is actually received by the other party. Until such change of person or address is notified, any notification to the above addresses, facsimile and email numbers are agreed to be validly effected for the purposes of this Agreement.

Oceanaut Capital M.IKE | VAT No: 800722582 | E-mail: anthony@oceanautcapital.eu

OCEANAUT CAPITAL M.IKE

9.	Subject to Clause 5, the Company and/or its affiliates agrees to indemnify and hold Oceanaut harmless, to the fullest extent permitted by law, from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, and other liabilities (collectively, “Liabilities”), and will fully reimburse Oceanaut for any and all fees, costs, expenses and disbursements (collectively, “Expenses”), as and when incurred, of investigating, preparing or defending any claim, action, suit, proceeding or investigation, whether or not in connection with pending or threatened litigation or arbitration, and whether or not Oceanaut is a party (collectively, “Actions”) (including any and all legal and other expenses in giving testimony or furnishing documents in response to a subpoena or otherwise), arising out of or in connection with advice or services rendered or to be rendered by Oceanaut pursuant to the Agreement, the transactions contemplated thereby or Oceanaut’ actions or inactions in connection with any such advice, services or transactions. These Indemnification Provisions shall extend to Oceanauts’ partners, directors, officers, employees, legal counsel, and agents (together with Oceanaut, the “Oceanaut Parties”) but shall exclude any Liabilities, Expenses or Actions arising from or related to the negligence or willful misconduct of any of the Oceanaut Parties.

Please confirm that the foregoing is in accordance with your understanding by signing in the space provided below and returning to us a duplicate of this Agreement.

Oceanaut Capital M.IKE

By:	/s/ Anthony Argyropoulos
	Name:	Anthony Argyropoulos, Manager

Accepted and Agrred:

Promicell, Inc.

By:	/s/ Miltos Sougioultzoglou M.D.		3/2/2023
	Name:	Miltos Sougioultzoglou M.D., Chief Executive Officer

Oceanaut Capital M.IKE | VAT No: 800722582 | E-mail: anthony@oceanautcapital.eu

OCEANAUT CAPITAL M.IKE	Business Address: 17 Spefsippou Street, 106 75 Athens, Greece +30 210 7248606 Telephone

AMENDMENT TO CONSULTANCY AGREEMENT

This is an amendment to the consultancy agreement (“Agreement”) entered on February 9, 2023, between Promicell, Inc. of the State of Delaware of the United States of America (collectively with its affiliates, the “Company”) and Oceanaut Capital M.IKE (“Oceanaut”) of the Hellenic Republic, whereby as of November 25, 2024, Section 1 and Section 2 are revised as follows:

Section 1 following item “m” will be entirely replaced with the text below:

For purposes hereof, “Transaction” shall mean (a) any transaction or series of related transactions (the “M&A” Transaction”) whereby, directly or indirectly (i) control of, or an interest in a company or a company’s business, subsidiary or assets are acquired by or transferred to the Company for consideration, (ii) or an interest in the Company or a Company’s business, subsidiary or assets are sold to another company for consideration, in either an acquisition (i) or sale (ii) including, without limitation, an exchange of stock, or a merger, consolidation, spin-off, reorganization, tender offer, securities repurchase, leveraged buyout or other corporate transaction or business combination and (b) any transaction or series of related transactions (the “Financing Transaction”) shall mean any financing involving the issuance under a private placement or public offering of any form of debt and/or equity and/or convertible securities, including derivatives thereof, of the Company its subsidiaries and affiliates.

In consideration of Oceanauts’ services pursuant to this Agreement, the Company will pay Oceanaut or its designee at its sole discretion the following compensation:

a.	An annual retainer of 200,000 USD (the “Retainer”), payable quarterly in advance commencing with the first calendar quarter of 2025 and an annual bonus equal to 50% of the Retainer payable in cash or stock at Oceanaut’s discretion by the end of the second quarter commencing in 2025 for calendar 2024. The Retainer will increase to 400,000 USD upon a Public Listing as defined below.

b.	If the Company consummates any Financing Transaction at the time of each closing related to the Financing Transaction a fee payable in cash of 1.00% (100.0 basis points) of the Transaction Value (the “Financing Transaction Fee”) defined as the gross proceeds received by the Company and/or its stockholders related to a Financing Transaction. If such a Financing Transaction results in a Public Listing defined as the Company’s shares of common stock being listed on a nationally recognized stock exchange and the value of the fully diluted shares of common stock of the Company (or in conjunction with an initial public offering “IPO” the shares outstanding pre-IPO) exceed $250 million for 10 consecutive trading sessions a grant of 1.0 million shares of common stock vesting immediately.

c.	If the Company consummates any M&A Transaction at the time of each closing related to the M&A Transaction a fee payable in the same form of consideration of 2.50% (250.0 basis points) of the Transaction Value (the “M&A Transaction Fee”) defined as the amount of the consideration paid or received by the Company and/or its stockholders plus the amount of any debt or preferred stock assumed, acquired, redeemed or repaid (directly or indirectly) in connection with the M&A Transaction.

Oceanaut Capital M.IKE | VAT No: 800722582 | E-mail: anthony@oceanautcapital.eu

OCEANAUT CAPITAL M.IKE

The Company will promptly reimburse Oceanaut periodically for certain out-of-pocket expenses reasonabiy incurred by Oceanaut in connection with Oceanauts’ rendering its services under this Agreement. It is understood that these expenses will mainly relate to travel and lodging when performed at the request of the Company.

Section 2 will be replaced entirely with the text below:

The Agreement among Oceanaut and the Company hereunder may be terminated at any time by either Oceanaut or the Company upon written notice thereof to the other party without liability or continuing obligation on the part of the Company or Oceanaut; provided, however, that if terminated by the Company for any reason other than a) for cause attributable to Oceanaut and b) for the Company having ceased to operate, the Company shall pay Oceanaut a termination fee of three times the then payable Retainer, all unvested shares and options held by Oceanaut, its members and affiliates shall automatically vest and Oceanaut, will continue to be entitled to the full amount of any Financing and M&A Transaction Fee payable pursuant to section 1 above in the event that the closing related to any Transaction occurs before the expiration of the twelve-month anniversary of the Agreement’s termination; provided that the Agreement was not terminated by Oceanaut or by the Company for cause attributable to Oceanaut; and provided, further, that the Indemnification Provisions of section 9 hereto, shall survive any termination of Oceanauts’ Agreement hereunder.

We hereby acknowledge that all other aspects of the aforementioned Consultancy Agreement between the two parties remain in full force and effect.

Please confirm that the foregoing is in accordance with your understanding by signing in the space provided below and returning to us a duplicate of this Amendment.

November 25, 2024

Oceanaut Captial E.E.

By:	/s/ Anthony Argyropoulos
	Name:	Anthony Argyropoulos, Manager

Accepted and Agreed:

Promicell, Inc.

By:	/s/ Miltos Sougioultzoglou M.D
	Name:	Miltos Sougioultzoglou M.D., Chief Executive Officer

Oceanaut Capital M.IKE | VAT No: 800722582 | E-mail: anthony@oceanautcapital.eu